

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 26, 2017

<u>Via E-Mail</u>
Steven A. Museles
Chief Legal Officer and Corporate Secretary
JBG SMITH Properties
4445 Willard Avenue, Suite 400
Chevy Chase, MD 20815

> **Re: JBG SMITH Properties**
> **Registration Statement on Form S-11**
> **Filed September 18, 2017**
> **File 333-220498**

Dear Mr. Museles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: David W. Bonser, Esq.
Hogan Lovells US LLP